Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT DATED JULY 15, 2008

TO

SUPPLEMENT NO. 1 DATED MAY 15, 2008

SUPPLEMENT NO. 2 DATED JUNE 17, 2008

Supplement Nos. 1 and 2 to be used with

PROSPECTUS DATED APRIL 25, 2008

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 1 dated May 15, 2008 provides our recent unaudited financial information and certain additional information about us.

Supplement No. 2 dated June 17, 2008 reports on our execution of a purchase contract for a hotel containing a total of 125 guest rooms and that provides for a purchase price of $18,375,000.

As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 24, 2008, we had closed on the sale of 7,480,737 additional units at $11 per unit and from such sale we raised gross proceeds of $82,288,116 and proceeds net of selling commissions and marketing expenses of $74,059,305. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $182,288,116 and proceeds net of selling commissions and marketing expenses of $164,059,305.